Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

3

Third Quarter ended September 30, 2015

For information

Anne Day, MBA
Vice-President, Investor Relations
Phone: 416 368-0291 ext. 105
Email: aday@richmont-mines.com

www.richmont-mines.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CONTENTS

GENERAL	3
OVERVIEW	3
HIGHLIGHTS	3
Financial	3
Operational	4
Project Development	4
Exploration	4
Corporate	4
KEY FINANCIAL STATISTICS[1]	5
KEY OPERATING STATISTICS	5
OUTLOOK	6
REVIEW OF OPERATING AND FINANCIAL RESULTS	6
For the three-month period ended September 30, 2015	6
For the nine-month period ended September 30, 2015	9
REVIEW OF OPERATING MINES	11
Island Gold Mine	11
ISLAND GOLD MINE DEVELOPMENT UPDATE	13
Beaufor Mine	14
Monique Mine	15
Camflo Mill	16
EXPLORATION COSTS	17
Island Gold Mine	17
Beaufor Mine	17
QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS	18
CASH POSITION	19
CAPITAL RESOURCES	19
COMMITMENTS AND CONTINGENCIES	19
OFF-BALANCE-SHEET TRANSACTIONS	19
CRITICAL ACCOUNTING ESTIMATES	20
FINANCIAL INSTRUMENTS	20
ACCOUNTING POLICIES	20
NON-GAAP PERFORMANCE MEASURES	21
GENERAL INFORMATION	21
RISKS AND UNCERTAINTIES	22
REGULATION 43-101	22
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	22
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS	22

02
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following Management’s Discussion and Analysis dated November 4, 2015 is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the quarter and the nine-month period ended September 30, 2015. This MD&A should be read in conjunction with our audited annual consolidated financial statements and related notes for December 31, 2014 and the related MD&A included in the 2014 annual report. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except as otherwise noted. With the exception of troy ounces, the data on production are presented in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained in the form of news releases, quarterly and annual financial statements and Annual Information Form (“AIF”) on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please refer to section “Cautionary statement regarding forward-looking statements” on page 22.

OVERVIEW

Richmont is a Canadian mining company, which has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the high-grade extension at depth of the Island Gold Mine, and expects to finish processing the ore stockpile from its closed open-pit Monique Mine at the end of 2015.

Richmont’s shares trade on the Toronto Stock Exchange (TSX) and the NYSE MKT under the symbol “RIC”. The Corporation is headquartered in Rouyn-Noranda, Quebec, and has a corporate office in Toronto, Ontario.

HIGHLIGHTS

Financial

  Q3 2015 revenues of $34.1 million, bringing nine-month revenues to $111.9 million;

  Q3 2015 gold sales of 22,962 ounces at an average price of $1,482 (US$1,132), bringing nine-month gold sales to 75,319 ounces at an average price of $1,482 (US$1,176); Comparable 2014 gold sales were 24,635 ounces at an average price of $1,386 (US$1,273) in Q3, and 72,837 ounces at an average price of $1,406 (US$1,285) in the nine-month period;

  Q3 2015 cash cost per ounce of $926 (US$707) and All In Sustaining Cost (“AISC”) per ounce of $1,311 (US$1,001), compared to cash cost per ounce of $876 (US$804) and AISC of $1,074 (US$986) in the comparable period of 2014;

  Q3 2015 net earnings of $3.3 million, or $0.06 per share, compared to net earnings of $4.4 million, or $0.09 per share in Q3 2014; Nine-month net earnings of $10.9 million, or $0.19 per share, in 2015 versus $7.1 million or $0.16 per share in 2014;

  Strong Q3 2015 operating cash flow, after non-cash working capital adjustments, of $11.7 million, or $0.20 per share, compared to operating cash flow of $8.4 million, or $0.18 per share in Q3 2014; Q3 2015 net free cash flow of ($1.1) million, or ($0.02) per share, compared to $2.6 million or $0.05 per share in Q3 2014;

  Cash balance of $76.5 million, or $1.32 per share, down slightly from $77.9 million at the end of Q2 2015 reflecting the significant investments being made at the Island Gold Mine.

03
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Operational

  Q3 2015 gold production of 23,478 ounces versus 24,300 ounces in Q3 2014; Nine-month gold production of 75,651 ounces, up 4% from the comparable 2014 period;

  Robust quarterly gold production of 15,076 ounces at Island Gold Mine in Q3 2015, up 32% from Q3 2014 production of 11,412 ounces;

  The Island Gold mill reported production of 722 tonnes per day during the quarter, with September achieving 24 days with productivity exceeding 900 tonnes per day, including one day where throughput reached 1,000 tonnes per day;77% of planned sustaining costs of $19.1 million was successfully invested at Island Gold.

Project Development

  Development of the main ramp at Island Gold was extended to 725 metre depth;

  62% of planned project and exploration related expenditures of $29.2 million were completed by the end of Q3.

Exploration

  In September, the Corporation announced a 23,000 metres directional drilling program to test the eastern down- plunge extension of the deposit at Island Gold. Drilling started in mid-October;

  The Corporation also announced an update on the remaining 17,000 metres of the previously announced 20,000 metre surface exploration program designed to test along strike as well as priority regional targets.

Corporate

  Effective September 18, 2015, the Corporation was added to the S&P/TSX Small Cap Index;

  In September 2015, Anne Day was appointed to the Richmont executive team as Vice President, Investor Relations, for the strategic execution of the Corporation's global investor relations program.

04
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL STATISTICS1

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Revenues	34,107	34,215	111,869	102,634
Net earnings	3,306	4,369	10,850	7,147
Net earnings per share	0.06	0.09	0.19	0.16
Operating cash flow, before
non-cash working capital adjustments	11,663	11,126	31,921	29,570
Operating cash flow, after
non-cash working capital adjustments	11,742	8,411	35,549	24,083
Investment in property, plant and equipment	12,802	5,829	29,331	16,602

			September 30,	December 31,
			2015	2014
Cash			76,546	35,273
Total assets			198,242	148,771
Non-current long-term debt			5,894	5,724
Shareholders’ equity			156,744	107,957
Shares outstanding (thousands)			58,067	48,276

KEY PER SHARE DATA
Net earning			0.19	0.18
Operating cash flow, before
non-cash working capital adjustments			0.56	0.75
Operating cash flow, after
non-cash working capital adjustments			0.63	0.60
Net free cash flow[2]			0.11	0.09

KEY OPERATING STATISTICS

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Gold sold (oz)	22,962	24,635	75,319	72,837
Gold produced (oz)	23,478	24,300	75,651	72,808

KEY PER OUNCE OF GOLD DATA

Average market price	1,471	1,396	1,484	1,409
Average selling price	1,482	1,386	1,482	1,406
Average cash cost[3]	926	876	961	948
Average AISC[4]	1,311	1,074	1,290	1,157

Average exchange rate (CAN$/US$)[5]	1.3089	1.0890	1.2600	1.0942

KEY PER OUNCE OF GOLD DATA IN US$
Average market price	1,124	1,282	1,178	1,288
Average selling price	1,132	1,273	1,176	1,285
Average cash cost[3]	707	804	763	866
Average AISC[4]	1,001	986	1,024	1,057

[1]	Throughout this document, the Corporation uses performance indicators that are not defined according to IFRS. For further information, please refer to section “Non-GAAP financial performance measures” on page 21 of this MD&A.
[2]	The net free cash flow per share is comprised of the Corporation’s operating cash flow, after non-cash working capital adjustments, less investments in property, plant and equipment.
[3]	The cash cost includes operating costs and royalties.
[4]	The all-in sustaining cost (“AISC”) is an extension of the existing “cash cost” metric and incorporates costs related to sustaining production.
[5]	The exchange rate represents the average exchange rate for each three-month period and each nine-month period.

05
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses the market and selling price, cash cost and AISC per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

On a quarterly basis, the exchange rate is adjusted to reflect the actual quarterly and year-to-date rate through the end of the quarter. Therefore, quarterly and year-to-date rates may differ.

OUTLOOK

As at September 30, 2015, the Corporation reported year-to-date production of 75,651 ounces, which is in-line with planned levels. The Corporation is well positioned to achieve the higher-end of the increased annual production guidance of between 87,000 and 95,000 ounces, even when taking into consideration the lower production expected for the fourth quarter as a result of a planned three week shutdown of the underground mine and a corresponding two week mill shutdown in October. For the first nine months of 2015, cash costs were $961 per ounce, in-line with guidance, and is expected to be in the mid-range of annual guidance . Nine-month AISC was slightly below the guided range, but is expected to increase to the mid-range of the annual forecasted range for 2015. Costs at Island Gold are expected to be higher in the fourth quarter due to the lower processed tonnage anticipated as a result of the planned shutdowns at the mill and mine. This scheduled upgrade of existing infrastructure will support ongoing development plans, productivity enhancement and drilling requirements, and has been incorporated into the 2015 production guidance.

Production outlook and cost guidance is reaffirmed as follows:

	ACTUAL	FORECAST
	9 months ended	Full Year
	September 30, 2015	2015

Gold production (ounces)	75,651	87,000 – 95,000

Cash cost /ounce (CAN$)	$961	$935 - $1,035
AISC / ounce (CAN$)	$1,290	$1,335 - $1,490

CAN$/US$ exchange rate	CAN$1.26 = US$1.00	CAN$1.25 = US$1.00

Cash cost / ounce (US$)	$763	$750 - $825
AISC / ounce (US$)	$1,024	$1,075 - $1,190

REVIEW OF OPERATING AND FINANCIAL RESULTS

For the three-month period ended September 30, 2015

Gold production in the third quarter of 2015 was 23,478 ounces, a 3% decrease over Q3 2014. The third quarter production levels were supported by another strong quarter of results from the Island Gold Mine in Ontario, which produced 15,076 ounces during the quarter, compared to 11,412 ounces in Q3 2014. This increase in Island Gold’s production partially offset the decrease in production from the Quebec region, consisting of the Beaufor and Monique operations. The Quebec region contributed the remaining 8,402 ounces of production during the quarter, lower than 12,888 ounces for the same quarter in 2014, primarily as a result of the Monique mine ceasing operations in the first quarter. The strong production results from the Island Gold Mine are the result of an 8% increase in tonnage and a 22% improvement in recovered grade, ongoing efficiency initiatives being implemented at the mill, the contribution of higher-grade material from both the Goudreau Zone and from below 560 level. Quarterly production of 5,714 ounces from the Beaufor Mine reflects very slight decreases in both tonnage and grade, attributable to higher development levels during the period, partially offset by an improved milled gold recovery. Milling of the lower grade Monique stockpiled ore produced 2,688 ounces during the quarter, in line with expectations.

06
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The following graphs summarize the proportion of gold production from each of the mines and the impact of tonnage milled and grade on production for the two comparative quarters:

Q3 2015 revenues of $34.1 million were consistent with the same period of 2014, as a 7% increase in the average realized sales price in Canadian dollars was offset by a 7% decrease in the number of gold ounces sold in the period. A total of 22,962 ounces of gold were sold at an average price of $1,482 (US$1,132) per ounce in the current quarter, versus gold sales of 24,635 ounces and an average realized price of $1,386 (US$1,273) per ounce for the comparable period in 2014.

07
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cost of sales including depletion, depreciation and amortization totaled $27.8 million in the third quarter of 2015 versus $27.9 million in the comparable period of 2014. This reflects increased costs at Island Gold attributable to higher tonnage that is largely a result of the continued development efforts of the deeper resource. Costs associated with the Monique operation were significantly lower reflecting a decrease in processed tonnage and that incurred costs are limited to the transporting and milling of the stockpiled ore following the cessation of mining activities in January 2015.

The Corporation’s cash cost per ounce on a consolidated basis increased to $926 (US$707) in Q3 2015, from $876 (US$804) in the comparable period of 2014. Similarly, Q3 AISC increased to $1,311 (US$1,001) in 2015, from $1,074 (US$986) in the third quarter of 2014. The annual cash cost increase is largely attributable to higher costs at the Monique mine as a result of the lower grade material being milled, and include $280 per ounce of non-cash charges related to mining costs incurred and paid for in 2014, but which are only accounted for when the resulting ounces are sold.

Sustaining costs of $6.8 million were incurred during the quarter, versus $3.0 million in the comparable period of 2014. Sustaining costs of $5.4 million for Island Gold accounted for the majority of total investments in the current period, with the balance amount invested in the Quebec operations. The Corporation spent an additional $8.6 million on project and exploration related costs, of which $8.2 million was spent advancing the development of Island Gold deeper resource.

Administration expenses totaled $2.0 million in the third quarter of 2015. This represented a $0.4 million increase over the comparable period of 2014, reflecting higher salaries attributable to the greater number of employees, and higher levels of share-based compensation and consultant-related costs in the current period.

The Corporation recorded mining and income taxes of $0.3 million for the third quarter of 2015. The taxes include $0.3 million of income tax payable, $0.1 million of mining taxes, offset by a $0.1 million recovery of future mining taxes. For the third quarter of 2014, the Corporation recorded a mining and income tax recovery of $0.3 million, which included $1.2 million credit of mining duties from previous years. The Q3 2014 taxes payable that were offset included $0.2 million of income taxes payable, $0.5 million of Quebec mining tax and a $0.2 million increase in future mining taxes.

The Corporation generated net earnings of $3.3 million, or $0.06 per share, in the third quarter of 2015, a decrease from net earnings of $4.4 million, or $0.09 per share, generated in the third quarter of 2014.

Operating cash flow for the third quarter of 2015 totaled $11.7 million, or $0.20 per share, as compared to Q3 2014 operating cash flow of $8.4 million, or $0.18 on a per share. Net free cash flow (operating cash flow, after non-cash working capital adjustments, less investment in property, plant and equipment) was ($1.1) million, or ($0.02) per share in Q3 2015, compared to $2.6 million, or $0.05 per share in the prior year period. The decrease reflects the higher amount of capital investments in the current period, primarily associated with the accelerated development of the Island Gold Mine deeper resource.

08
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the nine-month period ended September 30, 2015

The Corporation produced a total of 75,651 ounces of gold in the first nine months of 2015, up 4% from the 72,808 ounces produced in the previous year. These results reflect strong performance improvements at both the Island Gold Mine, which produced 23% more ounces of gold than in 2014, and at the Beaufor Mine, where production increased 13% over the prior year level. Gold production derived from the milling of the stockpiled Monique ore decreased 14%, as anticipated, as compared to 2014 levels when the mine was in full operation. As can be seen in the following graph, results at Island Gold for the first nine months of 2015 were driven by a 24% increase in grade as well as ongoing productivity and efficiency improvements, while the improvements at the Beaufor Mine were attributable to a 14% increase in tonnage, the milling of accumulated slag at the Camflo Mill in Q1 2015, a more selective mining approach and production from the higher-grade M Zone. Nine-month gold production from Monique totaled 14,055 ounces, reflecting decreases in both tonnage and grade levels as the Corporation milled lower grade stockpiled ore from this asset following the planned cessation of mining activities in January 2015.

09
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The graph above summarizes the proportion of gold produced at each of the mines. Productivity improvements at Island Gold and Beaufor mines more than offset the loss of production from W Zone and lower production at Monique during the nine-month period.

Revenues increased 9% to $111.9 million in the first nine months of 2015, as compared to $102.6 million in the first nine months of 2014. The increased revenues are primarily a result of a 3% increase in the number of gold ounces sold and a 5% increase in the average Canadian dollar gold price in the current period. A total of 75,319 ounces of gold were sold at an average price of $1,482 (US$1,176) per ounce in the current period, versus gold sales of 72,837 ounces and an average realized price of $1,406 (US$1,285) per ounce in the comparable period last year.

Cost of sales totaled $91.1 million in the first nine months of 2015 versus $86.8 million in the comparable period of 2014. The increase was driven by higher processed tonnage at the Beaufor Mine and higher costs at the Island Gold Mine due to the significantly amount of higher-cost development tonnage processed during the period, partially offset by lower Monique tonnage and cost levels.

Consolidated cash cost per ounce and AISC per ounce of gold sold for the nine months of 2015 totaled $961 (US$763) and $1,290 (US$1,024), respectively, compared to $948 (US$866) and $1,157 (US$1,057) in the comparable nine-month period of 2014. The increased cash cost levels are primarily the result of higher costs at the Island Gold Mine largely attributable to the greater amount of higher-cost development ore processed during the period and the implementation of the Corporation’s mine optimization and development plans. AISC for Island Gold during the nine-month period increased over the prior year period primarily due to higher sustaining costs related to the accelerated development of the deeper resource at Island Gold. The Beaufor Mine reported higher AISC levels in the first nine months of 2015, largely the result of a significant increase in sustaining costs at the Camflo Mill, tailings and refinery costs following the decision to proceed with the development of the lower Q Zone. Partially offsetting higher costs at the Island Gold and Beaufor mines were the significantly lower costs at Monique, primarily attributable to the Corporation’s strategic milling of the higher-grade stockpiled ore prior to milling the mid and low-grade stockpiles. Cash costs and AISC at Monique for the nine-month period include a $220 per ounce non-cash charge related to mining costs incurred and paid for in 2014, but which are only accounted for when the resulting ounces are sold.

The Corporation spent a total of $18.4 million on sustaining costs related to operations and an additional $18.7 million on projects and exploration in the first nine months of 2015, versus $8.8 million and $11.7 million, respectively, in the same period of 2014. Total sustaining costs of $14.8 million and project-related expenditures of $18.1 million at Island Gold accounted for the majority of total investments in the first three quarters of 2015. Capital investments in Quebec accounted for the remaining investments made in the nine-month period.

The mining and income tax expense for the first three quarters of 2015 was $1.4 million, which includes $1.0 million of taxes payable, $0.7 million of mining taxes, offset by recovery of $0.3 million in future mining taxes. For the first nine months of 2014, the mining and income tax expense totaled $1.8 million, which included $1.0 million of taxes payable, $0.1 million of mining taxes and a $0.7 million increase in future mining taxes.

The Corporation generated net earnings of $10.9 million, or $0.19 per share, for the first nine months of 2015, a 52% improvement on a dollar basis and a 19% increase on a per share basis from net earnings of $7.1 million, or $0.16 per share, in the comparable nine-month period of 2014. Strong operating cash flow, after non-cash working capital adjustments, of $35.5 million, or $0.63 per share, in the first nine months of 2015 contributed to a net free cash flow of $6.2 million, or $0.11 per share in the period. This compared to operating cash flows of $24.1 million, or $0.54 per share, and net free cash flow of $7.5 million, or $0.17 per share, in the first nine months of 2014. The 2015 results reflect higher revenues partially offset by higher cost of sales, increased administration costs attributable to higher share-based compensation and consultant expenses, and greater exploration and project evaluation costs largely attributable to the Island Gold Mine project development efforts that are currently underway.

10
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF OPERATING MINES

Island Gold Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Gold Produced
Tonnes	66,416	61,272	181,785	184,177
Head grade (g/t)	7.27	5.96	7.20	5.81
Gold recovery (%)	97.12	97.23	97.01	96.52
Ounces produced	15,076	11,412	40,837	33,232

Gold Sold
Ounces sold	14,233	11,231	38,859	33,026
Average selling price	1,485	1,388	1,483	1,410
Cash cost per ounce	890	902	1,036	893
AISC per ounce	1,267	1,165	1,416	1,113

Average selling price (US$)	1,135	1,275	1,177	1,289
Cash cost per ounce (US$)	680	829	823	816
AISC per ounce (US$)	968	1,071	1,125	1,017

Sustaining costs	5,371	2,951	14,754	7,273
Project and non-sustaining exploration costs	8,234	4,902	18,124	10,139

The Island Gold Mine produced 15,076 ounces of gold in Q3 2015, a notable 32% improvement over the same period last year. This strong production was driven by an 8% increase in tonnage and a 22% improvement in grade, the latter of which is attributable to a high-grade stope in the closer to surface Goudreau Zone. Ongoing implementation of improvement initiatives translated into an average daily production of 722 tpd of mined ore over the three-month period, slightly below the prior quarter as mining activities were increasingly being transitioned to the lower mine levels below 500 metres. Mill throughput continued to be tested during the quarter, and the mill successfully processed over 900 tonnes per day for 24 days during the month of September, including one day during which throughput attained 1,000 tonnes.

Stoped ore of 33,182 tonnes accounted for 54% of total tonnage mined, and returned positive reconciliations of 21% on tonnage and 17% on grade, with a 42% gain in ounces over the resource model. Development ore, which accounted for the remaining 46% of ore mined, returned a 12% loss in tonnage and 13% gain in grade, with no change in ounces compared to the resource model. Overall reconciliation showed a 21% gain in ounces for the quarter.

A total of 14,233 ounces of gold were sold from the Island Gold Mine at an average price of $1,485 (US$1,135) per ounce in the third quarter of 2015, compared to gold sales of 11,231 ounces at an average price of $1,388 (US$1,275) per ounce in the comparable period of 2014.

11
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Third quarter 2015 cash costs and AISC were $890 (US$680) per ounce and $1,267 (US$968) per ounce, respectively. When compared to Q3 2014 levels, cash costs decreased slightly, as the impact of higher tonnage and grade in Q3 2015 were offset by the costs relating to higher development ore during the period. AISC per ounce increased 9% as a result of higher sustaining costs for mine development in the current period. The results continued the quarter over quarter improvement begun in Q2, when cash costs and AISC were $954 (US$776) and $1,307 (US$1,063), respectively, and were significantly below Q1 2015 levels of $1,414 (US$1,139) per ounce and $1,843 (US$1,485) per ounce, respectively. While higher-cost development ore accounted for 46% of total processed tonnage in the period, versus 40% in Q2, third quarter results benefited from an 8% improvement in grade to 7.27 g/t.

The graph above shows production and cash cost trend for Island Gold for the past seven quarters. Cash costs for 2015 have been impacted by higher proportion of development ore for each of the quarters.

The mine’s AISC for the third quarter of 2015 included $5.4 million of sustaining costs, which included $2.3 million related to underground mine development, $2.1 million for fixed assets, and $1.0 million for delineation and exploration drilling.

The Island Gold Mine produced 40,837 ounces of gold in the first nine months of 2015, 23% above the prior year levels. Gold sales totaled 38,859 ounces at an average price of $1,483 (US$1,177) per ounce in the first nine months of 2015, an 18% increase over gold sales of 33,026 ounces at an average price of $1,410 (US$1,289) per ounce in the same period of 2014, with the improvement driven by the strong Q2 2015 results.

Cash cost per ounce and AISC per ounce were $1,036 (US$823) and $1,416 (US$1,125), respectively, for the first nine months of 2015, compared to cash cost per ounce of $893 (US$816) and AISC per ounce of $1,113 (US$1,017) in the same period of 2014. The high cash cost per ounce levels in the first nine months of 2015 as compared to 2014 are largely attributable to the high proportion of more expensive development ore offset by higher grades.

The Corporation forecasted a total of $19.1 million on sustaining costs at Island Gold Mine in 2015. At the end of Q3, $14.8 million or 77% of planned sustaining costs have been invested.

12
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Island Gold Mine achieved 82% of the upper end of its 2015 production forecast of 45,000 – 50,000 Au ounces after nine months, and is positioned to meet the guided range in spite of the scheduled two week mill shutdown and three week mine shutdown in Q4 to complete electrical and infrastructure upgrades. The mill facility has already achieved 900 tpd following the completion of a scheduled upgrade at the end of October. Minor improvements remain to be completed in order to optimize mill operations and further enhance mechanical and electrical availability.

ISLAND GOLD MINE DEVELOPMENT UPDATE

The project development efforts underway at Island Gold were successfully advanced in the third quarter of 2015. During the quarter, the Corporation spent $8.2 million in project costs related to the development of the deeper resource, which included advancing the main access ramp ($4.6 million), fixed assets ($1.8 million), exploration development drift ($1.1 million), non-sustaining exploration drilling ($0.6 million) and costs associated with the mining and milling studies ($0.1 million). At the end of the quarter, $18.1 million or 62% of the annual planned $29.2 million have been invested for the development of the deeper resource.

Ramp and ore development: The main access ramp was advanced according to plan, attaining a depth of 725 vertical metres as at September 30, and is positioned to reach the targeted vertical depth of 740 metres by year-end. Lateral ore development on levels 560, 655 and 700 was advanced. The Corporation expects production mining in the new resources above level 635 m in the fourth quarter, and a subsequent second production mining horizon above level 740 m in the second half of 2016.

620 metre level drift and delineation drilling program: The drift was extended to the east by approximately 92 metres attaining a length of 570 metres as at September 30, and is currently being used to complete the 2015 definition and delineation and exploration drill program. As of the end of September, 83% (12,091 metres) of the annual definition drilling program, and 84% (37,581 metres) of the 2015 delineation drilling target had been completed. The planned 2015 definition and delineation drilling campaigns are expected to be successfully completed in their entirety.

Fixed assets & equipment: A total of $1.8 million was spent on fixed assets and equipment during the third quarter. Included in this were investments on the tailings dam, electrical substations, equipment, mine vehicles, and surface buildings.

Mining and milling studies: Results from a Preliminary Economic Assessment (PEA) was released on October 28. The PEA considered an 800 tonne per day mining operation that solely evaluates the December 31, 2014 mineral resources that are located in the most continuous portion of the deposit between the 450 metre and 860 metre levels. For the purposes of this PEA, the Corporation has excluded resources above the 450 metre level, isolated resource blocks and parallel zones outside the main area of interest. Further ongoing engineering studies are investigating a possible expansion to 1,150 tonnes per day.

13
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Gold Produced
Tonnes	30,437	30,859	97,102	85,326
Head grade (g/t)	5.93	5.98	6.74	6.83
Gold recovery (%)	98.55	96.97	98.60	97.86
Ounces produced	5,714	5,757	20,759	18,325

Gold Sold
Ounces sold	5,919	6,323	21,638	18,166
Average selling price	1,481	1,384	1,476	1,409
Cash cost per ounce	974	974	974	949
AISC per ounce	1,225	987	1,144	1,035

Average selling price (US$)	1,131	1,271	1,171	1,288
Cash cost per ounce (US$)	744	895	773	868
AISC per ounce (US$)	936	907	908	947

Sustaining costs	1,484	84	3,683	1,567
Project and non-sustaining exploration costs	208	558	208	1,126

The Beaufor Mine produced a total of 5,714 ounces of gold in the third quarter of 2015, almost unchanged to the same quarter 2014 production of 5,757 ounces, as minimal decreases in tonnage and head grade were offset by an improved gold recovery. The Corporation completed advanced development in a small zone located in the footwall of the M Zone, and expects to mine this area in late 2015 or early 2016. Development efforts to access the Q Zone were advanced during the quarter, and the Corporation expects to reach the structure in January which will permit the mining of development ore to begin shortly thereafter.

Gold sales from the Beaufor Mine totaled 5,919 ounces at an average realized price of $1,481 (US$1,131), compared to gold sales of 6,323 ounces at an average realized price of $1,384 (US$1,271) in the comparable period of 2014.

Cash cost in the third quarter of 2015 was $974 (US$744) per ounce, and AISC was $1,225 (US$936) per ounce, compared to a per ounce cash cost of $974 (US$895) and AISC of $987 (US$907) in the same period of 2014. The higher AISC level reflects expanded sustaining costs at the Camflo Mill, tailings and refinery which are recorded within the Beaufor Mine AISC per ounce.

The Beaufor Mine produced 20,759 ounces of gold in the first nine months of the year, an increase of 13% over the 18,325 ounces produced in the first nine months of 2014. Gold sales totaled 21,638 ounces at an average price of $1,476 (US$1,171) per ounce in the first nine months of 2015, a notable 19% increase over gold sales of 18,166 ounces at an average price of $1,409 (US$1,288) per ounce in the same period of 2014. The strong year-to-date gold production and gold sales are primarily attributable to higher overall tonnage, and the addition of 1,624 ounces that were derived from the milling of accumulated slag at the Camflo Mill.

Cash cost per ounce and AISC per ounce were $974 (US$773) and $1,144 (US$908), respectively, for the first nine months of 2015, compared to cash cost per ounce of $949 (US$868) and AISC per ounce of $1,035 (US$947) in the same period of 2014. The higher costs in the first nine months of 2015 are attributable to higher sustaining costs at the Camflo Mill which are included and accounted for in the Beaufor Mine AISC per ounce. Partially offsetting these effects was a 19% increase in ounces sold during the nine-month period.

14
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Following graph shows the production and cost trend for Beaufor Mine for the last seven quarters:

Monique Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Gold Produced
Tonnes	52,987	82,775	178,751	197,562
Head grade (g/t)	1.64	2.77	2.53	2.67
Gold recovery (%)	96.16	96.66	96.71	96.28
Ounces produced	2,688	7,131	14,055	16,351

Gold Sold
Ounces sold	2,810	6,843	14,822	16,716
Average selling price	1,471	1,383	1,487	1,396
Cash cost per ounce	1,005	753	745	1,042
AISC per ounce	1,020	790	762	1,085

Average selling price (US$)	1,124	1,270	1,180	1,276
Cash cost per ounce (US$)	768	692	592	953
AISC per ounce (US$)	779	726	605	992

Investment in property, plant and equipment	-	-	-	21
Exploration expenses	-	-	-	2

15
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Milling of the stockpiled Monique ore produced a total of 2,688 ounces during the third quarter of 2015. This compared to gold production of 7,131 ounces in the same period last year when the open-pit mine was in operation. For the first nine months of 2015, Monique produced 14,055 ounces of gold, 14% below prior year levels, when the mine was in operation. The Corporation prioritized the milling of higher grade material through April, subsequently milled mid-grade material through the end of Q2 2015, and begun milling the lower grade stockpiled ore in the third quarter. As at September 30, the remaining Monique ore stockpile totaled approximately 53,800 tonnes at an average estimated grade of 1.15 g/t Au, which is expected to be processed by the latter part of fourth quarter.

Q3 2015 gold sales from Monique totaled 2,810 ounces at an average price of $1,471 (US$1,124), as compared to Q3 2014 gold sales of 6,843 ounces at an average price of $1,383 (US$1,270).

Q3 2015 Monique cash cost and AISC per ounce were $1,005 (US$768) per ounce and $1,020 (US$779) per ounce, respectively, and included non-cash charges of $280 per ounce related to mining costs incurred and paid for in 2014, but which are only accounted for when the resulting ounces are sold. Cash cost per ounce and AISC per ounce for the first nine months of 2015 were $745 (US$592) per ounce and $762 (US$605) per ounce, respectively, and included $220 per ounce of non-cash charges related to the previously incurred mining costs. The amount of non-cash charges included in quarterly cash cost and AISC per ounce is expected to increase in the fourth quarter as the Monique stockpile is depleted.

Gold sales from Monique totaled 14,822 ounces at an average price of $1,487 (US$1,180) in the first nine months of 2015, compared to gold sales of 16,716 ounces at an average price of $1,396 (US$1,276) in the first nine months of 2014.

Cash cost and AISC per ounce in the first nine months of 2015 were $745 (US$592) and $762 (US$605) respectively, compared to the comparable 2014 levels of $1,042 (US$953) and $1,085 (US$992), respectively, during which production was progressively ramped up through the year following the beginning of commercial production on October 1, 2013.

Camflo Mill

The Corporation’s Camflo Mill milled 23,831 tonnes of ore from local mining companies in the Abitibi region of Quebec. Richmont’s current custom milling contracts with those companies include processing 50,000 to 60,000 tonnes from mid-July through the end of December 2015.

16
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

EXPLORATION COSTS

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Exploration costs – Mines
Island Gold	695	39	1,735	328
Beaufor	751	558	1,940	1,126
Monique	-	-	-	2
	1,446	597	3,675	1,456

Exploration costs - Other properties
Wasamac	18	74	56	149
Other	2	17	30	39
Project evaluation	94	84	293	263

Exploration and project evaluation before depreciation and exploration tax credits	1,560	772	4,054	1,907

Depreciation	11	14	32	58
Exploration tax credits, including adjustments	(319)	(273)	(696)	(727)

	1,252	513	3,390	1,238

Island Gold Mine

The Corporation spent $0.7 million on exploration at the Island Gold Mine during the third quarter of 2015 and $1.7 million in the first nine months of the year, versus $0.04 million and $0.3 million in the same periods of 2014. The higher nine-month exploration related expense in 2015 is largely attributable to $1.04 million spent on 11,841 metres of underground exploration and 1,822 metres of surface exploration drilling that was completed during the period. The Corporation currently has 5 underground diamond drills focused on the underground exploration program.

Two significant announcements were made in Q3. The first was for a 23,000 metre deep directional drill campaign that will test the potential to expand the Island Gold resources at depths below the current 1.0 million ounce global gold resource, and will follow up on a previous intersection of 19.87 g/t Au (cut grade) over 3.93 metres (true width) at a depth of 1,200 metres, approximately 280 metres down plunge from the existing resource. The second announcement provided an update for the remaining 17,000 metre of the previously announced 20,000 metre step-out surface exploration program. The drilling program was designed to test the deposit along strike, new deposits within the regional Goudreau shear zone that hosts the mine's current operations, and drilling of identified high-priority gold targets on the highly prospective 77 km2 Island Gold property. Preliminary results from these programs are expected at the end of Q4 2015.

Beaufor Mine

The Corporation spent $0.8 million on exploration at the Beaufor Mine during the third quarter of 2015, and $1.9 million in the first nine months of 2015, compared to $0.6 million and $1.1 million in the same periods of 2014. The increase reflects the notably higher levels of exploration drilling in 2015, undertaken to complete the evaluation of the deeper Q Zone and the long-term potential of the mine. A total of 13,493 metres and 31,502 metres of exploration drilling were completed in the third quarter and in the first nine months of 2015, respectively. This compared to the 8,363 metres and 17,108 metres in the comparable period of 2014.

17
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS

	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

PRINCIPAL FINANCIAL DATA

Revenues	34,107	40,552	37,210	29,562	34,215	38,951	29,468	27,828

Net earnings (loss) from continuing operations[1]	3,306	2,912	4,632	1,040	4,369	4,676	(1,903)	(28,686)

Net loss from discontinued operation[2]	-	-	-	-	-	-	-	(389)

Net earnings (loss)	3,306	2,912	4,632	1,040	4,369	4,676	(1,903)	(29,075)

Operating cash flow, after non-cash working capital adjustments	11,742	14,677	9,130	3,058	8,471	13,291	2,379	8,160
Investments in property, plant and equipment	12,802	7,304	9,225	4,452	7,829	4,851	5,920	11,840

KEY PER-SHARE DATA

Net earnings (loss) from continuing operations
basic (CAN$)	0.06	0.05	0.09	0.02	0.09	0.10	(0.05)	(0.72)
diluted (CAN$)	0.06	0.05	0.08	0.02	0.09	0.10	(0.05)	(0.72)

Net earnings (loss)
basic (CAN$)	0.06	0.05	0.09	0.02	0.09	0.10	(0.05)	(0.73)
diluted (CAN$)	0.06	0.05	0.08	0.02	0.09	0.10	(0.05)	(0.73)

OUNCES OF GOLD SOLD	22,962	27,566	24,791	21,666	24,635	27,790	20,412	20,918

KEY PER-OUNCE OF GOLD DATA

Average selling price	1,482	1,468	1,496	1,361	1,386	1,399	1,441	1,328
Average selling price (US$)	1,132	1,194	1,205	1,198	1,273	1,283	1,306	1,265

Average cash cost	926	974	979	981	876	849	1,169	1,156
Depreciation and depletion	258	245	196	160	243	227	220	313

Total cost	1,184	1,219	1,175	1,141	1,119	1,076	1,389	1,469

Average cash cost (US$)	707	792	789	864	804	779	1,060	1,102
Depreciation and depletion (US$)	197	199	158	141	223	208	199	298

Total cost (US$)	904	991	947	1,005	1,027	987	1,259	1,400

[1]	In the fourth quarter of 2013, net loss from continuing operations included charges totalling $23.1 million that comprised a non-cash write-down of the W Zone Mine assets following a reduction of its reserve base, a write-down of deferred income and mining tax assets, a write-off of financing costs following the termination of a debt-financing agreement and severance charges.
[2]	Net of taxes.

18
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CASH POSITION

At September 30, 2015, the Corporation’s cash position was $76.5 million, a slight decrease from $77.9 million at the end of the second quarter. The current cash level is more than double the December 31, 2014 position of $35.3 million, reflecting the $36.1 million of net proceeds from the bought deal financing that closed on February 11, 2015, the Corporation’s $35.5 million of operational cash flow, after non-cash working capital adjustments, during the first nine months of the year, and the $29.3 million spent on capital expenditures in the first three quarters of 2015.

CAPITAL RESOURCES

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million shares, and generated aggregate gross proceeds of $38.5 million. A share issue cost of $2.4 million was incurred relating to the issuance of common shares.

During the nine-month period ended on September 30, 2015, the Corporation issued 165,620 common shares following the exercise of stock options and received cash proceeds in the amount of $0.30 million. During the nine-month period ended on September 30, 2014, the Corporation issued 280,420 common shares following the exercise of stock options and received cash proceeds in the amount of $0.37 million.

As of September 30, 2015, the Corporation had 58.1 million shares outstanding.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2014 to September 30, 2015 with the exception of the commitments mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2014, please refer to the 2014 Management’s Discussion and Analysis, filed March 3, 2015 and available on the SEDAR website (www.sedar.com).

On March 23, 2015, the Corporation signed a lease for an office in Toronto. The Corporation is committed, under this operating lease beginning in June 2015 and expiring in May 2020, to pay a total sum of $0.76 million. Minimum rental payments amount to $0.09 million for 2015, $0.15 million for 2016 to 2019 and $0.07 million for 2020.

During the nine-month period ended on September 30, 2015, the Corporation entered into four financial lease agreements for rolling stock. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. Minimum lease payments amount to $0.2 million for the remainder of 2015, $0.7 million for 2016 and 2017, $0.4 million for 2018 and $0.05 million for 2019.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

19
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, recoverability of credits relating to resources and credits on duties refundable for losses, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 18, 2015, filed March 3, 2015 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at September 30, 2015 and 2014, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the nine-month periods ended September 30, 2015 and September 30, 2014, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash, receivables (except taxes receivable) and guaranteed investment certificate as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), royalty payments payable, finance lease obligations, contract payment holdbacks and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables and financial liabilities, which are measured at amortized cost.

Cash, receivables, guaranteed investment certificate and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of royalty payments payable, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2014. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2015.

20
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

NON-GAAP PERFORMANCE MEASURES

Cash cost per ounce, average cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share, all-in sustaining costs, all-in sustaining costs per ounce and average all-in sustaining costs per ounce are non-Generally Accepted Accounting Principles (GAAP) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash cost is comprised of operating costs incurred during the period and applicable royalty payments. “All-in sustaining costs” is an extension of the existing “cash cost” metric and incorporates costs related to sustaining production.

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after non-cash working capital adjustments, less investments in property, plant and equipment.

The following table provides a reconciliation of all-in sustaining costs:

	Three months		Nine months
	ended September 30,		ended September 30,
	2015	2014	2015	2014

Gold sold (oz)	22,962	24,635	75,319	72,837

Cost of sales, excluding depreciation expense	21,262	21,585	72,367	69,063
Cash cost ($/oz)	926	876	961	948
Sustaining costs	6,801	3,002	18,357	8,842
Corporate general and administrative costs	1,957	1,578	6,070	5,682
Environmental rehabilitation accretion and depreciation	97	283	401	733

All-in sustaining costs	30,117	26,448	97,195	84,320

All-in sustaining cost ($/oz)	1,311	1,074	1,290	1,157

GENERAL INFORMATION

The President and Chief Executive Officer and the Vice-President, Finance, are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Vice-President, Finance are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending September 30, 2015 were adequately applied.

21
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RISKS AND UNCERTAINTIES

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 18, 2015, filed March 3, 2015, and available on the SEDAR website (www.sedar.com).

REGULATION 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 18, 2015, filed March 3, 2015, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

22
NOVEMBER 5, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

23
NOVEMBER 5, 2015	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Third Quarter
Ended September 30, 2015

The interim consolidated financial statements have not been reviewed by the independent auditors of the Corporation

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

CONTINUING OPERATIONS
Revenues (note 2)	34,107	34,215	111,869	102,634
Cost of sales (note 3)	27,756	27,900	91,080	86,794

GROSS PROFIT	6,351	6,315	20,789	15,840

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	1,252	513	3,390	1,238
Administration (note 5)	1,957	1,578	6,070	5,682
Loss (gain) on disposal of long-term assets	2	250	(110)	252
Other expenses	747	-	747	-
Other revenues	(973)	(9)	(988)	(36)

	2,985	2,332	9,109	7,136

OPERATING EARNINGS	3,366	3,983	11,680	8,704

Financial expenses (note 7)	19	28	62	83
Financial revenues (note 8)	(247)	(164)	(597)	(307)

EARNINGS BEFORE MINING AND INCOME TAXES	3,594	4,119	12,215	8,928

MINING AND INCOME TAXES (RECOVERY)	288	(250)	1,365	1,781

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	3,306	4,369	10,850	7,147

EARNINGS PER SHARE
Basic	0.06	0.09	0.19	0.16
Diluted	0.06	0.09	0.19	0.16

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	58,032	47,723	56,530	44,340

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	58,898	48,058	57,421	44,501

The accompanying notes are an integral part of the interim consolidated financial statements.

25
NOVEMBER 5, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Common	38,500	-	-	38,500
Exercise of share options	448	(143)	-	305

Common shares issue costs	(2,411)	-	-	(2,411)

Share-based compensation	-	1,543	-	1,543

Transactions with Richmont Mines shareholders	36,537	1,400	-	37,937

Net earnings and total comprehensive income for the period	-	-	10,850	10,850

BALANCE AT SEPTEMBER 30, 2015	181,072	13,742	(38,070)	156,744

The accompanying notes are an integral part of the interim consolidated financial statements.

26
NOVEMBER 5, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of shares
Common	11,673	-	-	11,673
Exercise of share options	528	(160)	-	368

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	1,110	-	1,110

Transactions with Richmont Mines shareholders	11,267	950	-	12,217

Net earnings and total comprehensive income for the period	-	-	7,147	7,147

BALANCE AT SEPTEMBER 30, 2014	143,469	12,203	(49,955)	105,717

The accompanying notes are an integral part of the interim consolidated financial statements.

27
NOVEMBER 5, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	September 30,	December 31,
	2015	2014
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash	76,546	35,273
Guaranteed investment certificate	-	474
Receivables	3,745	3,139
Income and mining tax assets	1,594	1,558
Exploration tax credits receivable	2,128	5,300
Inventories (note 9)	9,658	13,814

	93,671	59,558

RESTRICTED DEPOSITS (note 12 a)	1,123	1,016

PROPERTY, PLANT AND EQUIPMENT (note 10)	103,448	88,197

TOTAL ASSETS	198,242	148,771

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	20,947	19,487
Income and mining taxes payable	1,940	3,241
Current portion of long-term debt (note 11)	2,492	1,799
Current portion of asset retirement obligations (note 12 b)	987	194

	26,366	24,721

LONG-TERM DEBT (note 11)	5,894	5,724

ASSET RETIREMENT OBLIGATIONS (note 12 b)	7,200	8,043

DEFERRED INCOME AND MINING TAX LIABILITIES	2,038	2,326

TOTAL LIABILITIES	41,498	40,814

EQUITY
Share capital (note 13)	181,072	144,535
Contributed surplus	13,742	12,342
Deficit	(38,070)	(48,920)

TOTAL EQUITY	156,744	107,957

TOTAL LIABILITIES AND EQUITY	198,242	148,771

The accompanying notes are an integral part of the interim consolidated financial statements.

28
NOVEMBER 5, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

OPERATING ACTIVITIES
Net earnings for the period	3,306	4,369	10,850	7,147
Adjustments for:
Depreciation and depletion	6,709	6,368	19,024	17,909
Taxes received (paid)	869	192	(550)	1,299
Interest revenues	(173)	(152)	(530)	(291)
Interest on long-term debt	55	39	140	124
Share-based compensation	588	342	1,657	1,407
Share-based compensation settled in cash	-	(60)	-	(60)
Adjustment to closure allowance	-	-	13	(81)
Accretion expense – asset retirement obligations	19	28	62	83
Loss (gain) on disposal of long-term assets	2	250	(110)	252
Mining and income taxes	288	(250)	1,365	1,781

	11,663	11,126	31,921	29,570

Net change in non-cash working capital items (note 14)	79	(2,715)	3,628	(5,487)

Cash flows from operating activities	11,742	8,411	35,549	24,083

INVESTING ACTIVITIES
Guaranteed investment certificate	-	2,650	474	2,650
Restricted deposits	(107)	(238)	(107)	(712)
Interest received	181	155	519	280
Property, plant and equipment – Island Gold Mine	(11,733)	(5,647)	(27,371)	(14,028)
Property, plant and equipment – Beaufor Mine	(492)	(129)	(718)	(1,574)
Property, plant and equipment – W Zone Mine	-	-	-	(234)
Property, plant and equipment – Monique Mine	-	-	-	(21)
Property, plant and equipment – Other	(577)	(53)	(1,242)	(745)
Disposition of property, plant and equipment	10	50	201	350

Cash flows used in investing activities	(12,718)	(3,212)	(28,244)	(14,034)

FINANCING ACTIVITIES
Payment of royalty payments payable	-	-	(1,000)	-
Issue of common shares	112	368	38,805	12,041
Common shares issue costs	-	-	(2,411)	(934)
Interest paid	(55)	(39)	(140)	(124)
Payment of asset retirement obligations	(77)	(29)	(112)	(55)
Payment of finance lease obligations	(388)	(192)	(1,174)	(631)

Cash flows from (used in) financing activities	(408)	108	33,968	10,297

Net change in cash	(1,384)	5,307	41,273	20,346

Cash, beginning of period	77,930	32,590	35,273	17,551

Cash, end of period	76,546	37,897	76,546	37,897

The accompanying notes are an integral part of the interim consolidated financial statements.

29
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Revenues

Revenues include revenue from gold sales and silver sales.

3.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Operating costs	21,078	20,981	70,937	67,229
Royalties	184	604	1,430	1,834
Depreciation and depletion	6,494	6,315	18,713	17,731

	27,756	27,900	91,080	86,794

30
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

4.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Island Gold Mine	695	39	1,735	328
Beaufor Mine	751	558	1,940	1,126
Wasamac property	18	74	56	149
Monique Mine	-	-	-	2
Other properties	2	17	30	39
Project evaluation	94	84	293	263

Exploration and project evaluation before depreciation and exploration tax credits	1,560	772	4,054	1,907

Depreciation	11	14	32	58
Exploration tax credits, including adjustments[1]	(319)	(273)	(696)	(727)

	1,252	513	3,390	1,238

[1]	In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011, and an amount of $4,141 initially recorded as exploration tax credits receivable was then reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in « administration ».

In the first quarter of 2015, the Corporation received the final notice of reassessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the year 2012. Consequently, the Corporation recorded $350 reduction of the exploration tax credits.

5.	Administration

The administration expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Salaries, directors’ fees and related benefits	814	497	2,421	1,843
Severance compensation[1]	-	221	-	1,269
Share-based compensation	541	245	1,527	903
Investor relations	185	170	434	250
Depreciation	37	39	112	120
Other	380	406	1,576	1,297

	1,957	1,578	6,070	5,682

[1]	Severance compensation is related to the departure of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and comprises $945 of cash severance and $324 of share-based compensation expense.

31
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

6.	Share-based compensation

a)	In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Seven types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (3) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (4) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (5) options that vest on August 8, 2016 and expire five years after the date of grant; (6) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (7) options that vest 100% on the grant date, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan at September 30, 2015 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2015		September 30, 2015
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	2,261	3.35	2,345	3.14
Granted	160	3.56	365	3.89
Forfeited	(9)	1.29	(169)	2.76
Exercised	(37)	3.05	(166)	1.84

Options outstanding, end of period	2,375	3.37	2,375	3.37

Exercisable options, end of period	801	3.43	801	3.43

The following table and paragraph summarize information about the Corporation’s New Plan at September 30, 2015:

	Options outstanding at			Exercisable options at
	September 30, 2015			September 30, 2015
		Weighted
Exercise		average
Price		remaining	Weighted		Weighted
	Number of	contractual	average	Number of	average
	options	life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.62	642	3.1	1.27	270	1.40
$2.19 to $2.34	100	3.9	2.31	36	2.32
$2.51 to $3.31	352	3.7	2.94	200	2.75
$3.73 to $4.36	929	4.0	3.89	84	4.18
$6.57	352	2.6	6.57	211	6.57

	2,375	3.5	3.37	801	3.43

32
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

During the nine-month period ended September 30, 2015, the Corporation granted 16,200 restricted share units at a weighted average price of $4.08 per share and 9,700 restricted share units were forfeited at a weighted average price of $3.73 per share. Each restricted share unit is equal in value to one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. The number of restricted share units outstanding as at September 30, 2015, totaled 193,400 units.

b)	The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under thisprevious plan, will continue to have the same terms and conditions as when they were initially issued. A summary of the status of the Corporation’s initial Plan at September 30, 2015 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2015		September 30, 2015
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	252	6.80	567	7.62
Expired	(12)	4.51	(277)	7.65
Forfeited	-	-	(50)	10.87

Options outstanding, end of period	240	6.91	240	6.91

Exercisable options, end of period	232	6.76	232	6.76

The following table summarizes information about the Corporation’s Initial Plan at September 30, 2015:

	Options outstanding at September 30, 2015			Exercisable options at
				September 30, 2015
		Weighted
		average
		remaining	Weighted		Weighted
Exercise	Number	contractual	average	Number of	average
Price	of options	life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$5.09 to $5.41	168	0.1	5.26	168	5.26
$6.86	12	0.7	6.86	12	6.86
$10.87 to $12.03	60	1.1	11.57	52	11.56

	240	0.4	6.91	232	6.76

33
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

c)	In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $1.75 million and the liability to this effect amounts to $1,103 as at September 30, 2015 ($982 as at December 31, 2014), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)	In addition, 800,000 options were issued outside of the Corporation’s plans on October 16, 2014. These options vest in thirds on December 1st , 2015, and thereafter cumulatively on every December 1st over two years, and expire five years after the date of grant. These options have an exercise price of $2.46. As at September 30, 2015, all options are outstanding and none are exercisable.

e)	During the nine-month period ended September 30, 2015, the Corporation granted 365,000 share options to directors and employees (100,000 to employees for the nine-month period ended September 30, 2014). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.81 for each option ($1.10 in 2014).

7.	Financial expenses

The financial expenses consist of the following items1:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Accretion expense – asset retirement obligations	19	28	62	83

[1]	The interest on operating mine finance lease obligations is included in operating costs and amounted to $55 and $140 for the three-month and nine-month periods respectively ended September 30, 2015 ($39 and $124 for the three-month and nine-month periods ended September 30, 2014).

8.	Financial revenues

The financial revenues consist of the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Interest on cash and on guaranteed investment certificates	173	154	530	290
Foreign exchange gain	74	10	67	17

	247	164	597	307

34
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

9.	Inventories

The inventories include the following items:

	September 30,	December 31,
	2015	2014
	$	$
		(Audited	)

Precious metals	1,030	2,067
Ore	4,685	7,939
Supplies	3,943	3,808

	9,658	13,814

On September 30, 2014, a write-down of inventories of $330 was recognized as an expense (none in the comparable period of 2015). There was no reversal of write-down during the first nine months of 2015 and 2014.

35
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

10.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2015	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	174,517

Additions	-	21,116	5,244	7,945	34,305	15	45	60	34,365

Disposals and write-off	-	-	(20)	(408)	(428)	-	(68)	(68)	(496)

Balance at September 30, 2015	5,111	133,826	20,753	46,009	205,699	1,636	1,051	2,687	208,386

Depreciation and depletion

Balance at January 1, 2015	1,270	53,794	9,221	21,123	85,408	456	456	912	86,320

Depreciation and depletion	490	12,348	2,068	3,982	18,888	81	55	136	19,024

Disposals and write-off	-	-	(20)	(361)	(381)	-	(25)	(25)	(406)

Balance at September 30, 2015	1,760	66,142	11,269	24,744	103,915	537	486	1,023	104,938

Carrying amount at September 30, 2015	3,351	67,684	9,484	21,265	101,784	1,099	565	1,664	103,448

36
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

11.	Long-term debt

Long-term debt includes the following financial liabilities:

	September 30,	December 31,
	2015	2014
	$	$
		(Audited	)

Royalty payments payable	1,000	2,000
Finance lease obligations[1]	4,257	2,912
Contract payment holdbacks	1,500	1,116
Long-term share-based compensation (note 6 c)	1,103	982
Closure allowance	526	513

	8,386	7,523

Current portion	2,492	1,799

	5,894	5,724

[1]	During the first six months of the year, the Corporation acquired rolling stock at a cost of $2,520 via four finance leases. The Corporation benefits from an option of a lower purchase price at the end of these contracts.

12.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligations on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

37
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at September 30, 2015, the Corporation has $117 in restricted deposits with the Quebec government, $708 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2014). The following table provides the allocation of restricted deposits and letters of credit issued as at September 30, 2015:

	September 30,	December 31,
	2015	2014
	$	$
		(Audited)
Restricted deposits
Island Gold Mine (Island Gold deep and Lochalsh property)	708	601
Beaufor Mine	107	107
Other	10	10

	825	718

Other	298	298

	1,123	1,016

Letters of credit[1]
Camflo Mill	1,670	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	471	314
Monique Mine	948	948
Beaufor Mine	290	-

	4,358	3,573

[1]	Since June 30, 2014, letters of credit are secured by a first rank movable mortgage for a maximum amount of $6,785.

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at September 30, 2015 and December 31, 2014:

	September 30,	December 31,
	2015	2014
	$	$
		(Audited)

Camflo Mill	3,759	3,731
Island Gold Mine	1,959	1,937
Beaufor Mine	853	846
Monique Mine	887	976
Francoeur Mine	729	747

	8,187	8,237

Current portion	987	194

	7,200	8,043

38
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

13.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2015		September 30, 2015
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	58,030	180,903	48,276	144,535

Issue of common shares for cash	37	169	9,791	36,537

Balance, end of period	58,067	181,072	58,067	181,072

Issue of shares

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38,500. A share issue cost of $2,411 was incurred relating to the issuance of common shares. A deferred tax asset of $637 related to the share issue cost was not recognized.

During the nine-month period ended on September 30, 2015, the Corporation issued 165,620 common shares following the exercise of stock options (280,420 during the nine-month period ended on September 30, 2014) and received cash proceeds in the amount of $305. Contributed surplus was reduced by $143 which represents the recorded fair value of the exercised stock options.

14.	Consolidated statements of cash flows

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$

Change in non-cash working capital items

Receivables	(1,190)	(117)	(595)	188
Exploration tax credits receivable	(1,187)	(268)	732	(800)
Inventories	1,314	(1,452)	4,156	(3,196)
Payables, accruals and provisions	1,142	(878)	(665)	(1,679)

	79	(2,715)	3,628	(5,487)

Supplemental information

Change in payables, accruals and provisions related to property, plant and equipment	2,323	(545)	2,125	(556)

39
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

15.	Commitments

On March 23, 2015, the Corporation signed a lease for an office in Toronto. The Corporation is committed, under this operating lease beginning in June 2015 and expiring in May 2020, to pay a total sum of $760. Minimum rental payments amount to $87 for 2015, $152 for 2016 to 2019 and $65 for 2020.

During the nine-month period ended on September 30, 2015, the Corporation entered into four financial lease agreements for rolling stock. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. Minimum lease payments amount to $200 for the remainder of 2015, $745 for 2016 and 2017, $358 for 2018 and $52 for 2019.

16.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2015 compared to annual financial statements of 2014 in the basis of segmentation or the basis of evaluation of segment result.

	Three months ended September 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	12,925	21,182	34,107	-	34,107
Cost of sales	9,952	17,804	27,756	-	27,756

Gross profit	2,973	3,378	6,351	-	6,351

Exploration and project evaluation	751	695	1,446	(194)	1,252
Administration	-	-	-	1,957	1,957
Loss on disposal of long-term assets	-	2	2	-	2
Other expenses	747	-	747	-	747
Other revenues	(966)	(6)	(972)	(1)	(973)

	532	691	1,223	1,762	2,985

Operating earnings (loss)	2,441	2,687	5,128	(1,762)	3,366
Financial expenses	11	8	19	-	19
Financial revenues	-	-	-	(247)	(247)

Earnings (loss) before taxes	2,430	2,679	5,109	(1,515)	3,594

Addition to property, plant and equipment	1,069	11,733	12,802	-	12,802

40
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

	Nine months ended September 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	54,115	57,754	111,869	-	111,869
Cost of sales	37,083	53,997	91,080	-	91,080

Gross profit	17,032	3,757	20,789	-	20,789

Exploration and project evaluation	1,940	1,735	3,675	(285)	3,390
Administration	-	-	-	6,070	6,070
Loss (gain) on disposal of long-term assets	(111)	15	(96)	(14)	(110)
Other expenses	747	-	747	-	747
Other revenues	(973)	(14)	(987)	(1)	(988)

	1,603	1,736	3,339	5,770	9,109

Operating earnings (loss)	15,429	2,021	17,450	(5,770)	11,680

Financial expenses	39	23	62	-	62
Financial revenues	(2)	-	(2)	(595)	(597)

Earnings (loss) before taxes	15,392	1,998	17,390	(5,175)	12,215

Addition to property, plant and equipment	1,901	27,371	29,272	59	29,331

	September 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	13,902	10,931	24,833	68,838	93,671
Restricted deposits	369	708	1,077	46	1,123
Property, plant and equipment	5,580	95,843	101,423	2,025	103,448

Total assets	19,851	107,482	127,333	70,909	198,242

Current liabilities	6,379	16,197	22,576	3,790	26,366
Long-term debt	1,526	3,265	4,791	1,103	5,894
Asset retirement obligations	4,612	1,959	6,571	629	7,200
Deferred income and mining tax liabilities	-	-	-	2,038	2,038

Total liabilities	12,517	21,421	33,938	7,560	41,498

41
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	18,587	15,628	34,215	-	34,215
Cost of sales	14,652	13,248	27,900	-	27,900

Gross profit	3,935	2,380	6,315	-	6,315

Exploration and project evaluation	558	39	597	(84)	513
Administration	-	-	-	1,578	1,578
Loss on disposal of long-term assets	-	6	6	244	250
Other revenues	(2)	(7)	(9)	-	(9)

	556	38	594	1,738	2,332

Operating earnings (loss)	3,379	2,342	5,721	(1,738)	3,983
Financial expenses	21	7	28	-	28
Financial revenues	(2)	-	(2)	(162)	(164)

Earnings (loss) before taxes	3,360	2,335	5,695	(1,576)	4,119

Addition to property, plant and equipment	182	5,647	5,829	-	5,829

	Nine months ended September 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	55,952	46,682	102,634	-	102,634
Cost of sales	48,693	38,101	86,794	-	86,794

Gross profit	7,259	8,581	15,840	-	15,840

Exploration and project evaluation	1,128	328	1,456	(218)	1,238
Administration	-	-	-	5,682	5,682
Loss on disposal of long-term assets	-	4	4	248	252
Other revenues	(6)	(23)	(29)	(7)	(36)

	1,122	309	1,431	5,705	7,136

Operating earnings (loss)	6,137	8,272	14,409	(5,705)	8,704

Financial expenses	62	21	83	-	83
Financial revenues	(3)	-	(3)	(304)	(307)

Earnings (loss) before taxes	6,078	8,251	14,329	(5,401)	8,928

Addition to property, plant and equipment	1,829	14,028	15,857	745	16,602

42
NOVEMBER 5, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

	September 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	18,268	10,379	28,647	32,251	60,898
Restricted deposits	369	594	963	46	1,009
Property, plant and equipment	10,309	70,353	80,662	2,552	83,214

Total assets	28,946	81,326	110,272	34,849	145,121

Current liabilities	8,120	9,622	17,742	5,595	23,337
Long-term debt	1,493	1,316	2,809	2,984	5,793
Asset retirement obligations	5,512	1,684	7,196	493	7,689
Deferred income and mining tax liabilities	-	-	-	2,585	2,585

Total liabilities	15,125	12,622	27,747	11,657	39,404

17.	Approval of Financial Statements

The interim consolidated financial statements for the period ending September 30, 2015 were approved for publication by the Board of Directors on November 4, 2015.

43
NOVEMBER 5, 2015	RICHMONT MINES INC.

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